Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

February 20, 2026

Item 3:	News Release

A news release announcing the material change was issued on February 20, 2026 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On February 20, 2026, the Company announced that it closed its previously announced public offering (the “Offering”) of 7,607,145 common shares of the Company (the “Common Shares”), which includes the issuance of 1,178,571 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of US$7.00 per Common Share, and pre-funded warrants to purchase up to 1,428,571 Common Shares in lieu thereof (the “Pre-Funded Warrants”) at a price of US$6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the C$0.000001 per share exercise price of each Pre-Funded Warrant, for gross proceeds of approximately US$63.2 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.

Item 5.1:	Full Description of Material Change

On February 20, 2026, the Company announced that it closed the Offering of 7,607,145 Common Shares, which includes the issuance of 1,178,571 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of US$7.00 per Common Share, and 1,428,571 Pre-Funded Warrants at a price of US$6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the C$0.000001 per share exercise price of each Pre-Funded Warrant, for gross proceeds of approximately US$63.2 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.

Cantor Fitzgerald & Co. and LifeSci Capital LLC acted as joint book-running managers for the Offering. Bloom Burton Securities Inc. and Craig-Hallum Capital Group, LLC also acted as co-managers for the Offering.

The Company intends to use the net proceeds from the Offering primarily for the continued advancement of EP-104GI for Eosinophilic Esophagitis, including the completion of ongoing preclinical studies, and Phase 2 clinical trials, preparations for a Phase 3 clinical trial including the related regulatory submissions, and manufacturing activities, and to undertake the necessary commercial/market development activities to prepare for the eventual product launch. The Company also intends to use a portion of the proceeds to accelerate and expand its plans to pursue clinical studies with EP-104GI in multiple additional gastrointestinal indications, including in esophageal strictures and fibrostenotic Crohn’s disease. A portion of the proceeds will be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2024, and the Company’s existing Canadian short form base shelf prospectus, (the “Base Prospectus”) dated February 5, 2024. A preliminary prospectus supplement and a final prospectus supplement (the “Supplement”) relating to and describing the terms of the Offering were filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering.

The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, from LifeSci Capital LLC at 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com, or from Bloom Burton Securities Inc. at ecm@bloomburton.com, or from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Suite 300, Minneapolis, MN 55401, or by telephone at (612) 334-6300, or by email at prospectus@chlm.com.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Alex Rothwell, Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

February 23, 2026